TSMC Reports Second Quarter EPS of NT$27.25

HSINCHU, Taiwan, R.O.C., Jul. 16, 2026 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$1,270.38 billion, net income of NT$706.56 billion, and diluted earnings per share of NT$27.25 (US$4.31 per ADR unit) for the second quarter ended June 30, 2026.

Year-over-year, second quarter revenue increased 36.0%, while net income and diluted EPS both increased 77.4%. Compared to first quarter 2026, second quarter results represented a 12.0% increase in revenue and a 23.4% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $40.20 billion, which increased 33.7% year-over-year and increased 12.0% from the previous quarter.

Gross margin for the quarter was 67.7%, operating margin was 60.3%, and net profit margin was 55.6%.

In the second quarter, shipments of 2-nanometer accounted for 3% of total wafer revenue; 3-nanometer accounted for 30%; 5-nanometer accounted for 33%; and 7-nanometer accounted for 11%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 77% of total wafer revenue.

“Our business in the second quarter was supported by strong demand for our leading-edge process technologies,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into third quarter 2026, we expect our business to be supported by continued strong demand for our leading-edge process technologies, including the steep ramp-up of our 2-nanometer technology.”

Based on the Company’s current business outlook, management expects the overall performance for third quarter 2026 to be as follows:

•Revenue is expected to be between US$44.6 billion and US$45.8 billion;

And, based on the exchange rate assumption of 1 US dollar to 32 NT dollars,

•Gross profit margin is expected to be between 65% and 67%;
•Operating profit margin is expected to be between 56% and 58%.

TSMC’s 2026 second quarter consolidated results:
(Unit: NT$ million, except for EPS)

	2Q26 Amount[a]	2Q25 Amount	YoY Inc. (Dec.) %	1Q26 Amount	QoQ Inc. (Dec.) %
Net sales	1,270,381	933,792	36.0	1,134,103	12.0
Gross profit	860,311	547,369	57.2	751,295	14.5
Income from operations	766,603	463,423	65.4	658,966	16.3
Income before tax	862,430	493,036	74.9	687,800	25.4
Net income	706,562	398,273	77.4	572,480	23.4
EPS (NT$)	27.25[b]	15.36[c]	77.4	22.08[d]	23.4
a: 2Q2026 figures have not been approved by Board of Directors
b: Based on 25,932 million weighted average outstanding shares
c: Based on 25,929 million weighted average outstanding shares
d: Based on 25,931 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

# # #

TSMC Spokesperson: Wendell Huang Senior Vice President and CFO	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com